May 20, 2022

IMPEL PHARMACEUTICALS INC.

201 Elliot Avenue West, Suite 260

Seattle, WA 98119

May 20, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Margaret Schwartz

Re:	Impel Pharmaceuticals Inc. Registration Statement on Form S-3 (File No. 333-264987) filed May 16, 2022.

Requested Date: May 24, 2022

Requested Time: 4:00 PM Eastern Time

Ladies and Gentlemen:

Impel Pharmaceuticals Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission.

The Registrant hereby authorizes Amanda L. Rose and Ryan Mitteness, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Ms. Rose at (206) 389-4553 or, in her absence, to Mr. Mitteness at (206) 389-4533.

* * *

Sincerely,

IMPEL PHARMACEUTICALS INC.

By:	/s/ Adrian Adams
Adrian Adams
Chief Executive Officer

Cc	Adrian Adams, Chief Executive Officer

John Leaman, M.D., Chief Financial & Business Officer

Impel Pharmaceuticals Inc.

Amanda Rose, Esq.

Alan Smith, Esq.

Ryan Mitteness, Esq.

Fenwick & West LLP

[Signature Page to Company Acceleration Request Letter]